

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Christian Kopfli, Esq.
Chief Executive Officer
Chromocell Therapeutics Corporation
675 US Highway Route 1 South
North Brunswick, NJ 08906

> **Re: Chromocell Therapeutics Corporation**
> **Registration Statement on Form S-1**
> **Filed January 11, 2023**
> **File No. 333-269188**

Dear Christian Kopfli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed January 11, 2023

Cover Page

1. We note that you have applied to list your common stock on the Nasdaq Global Market. Please revise the cover page of the IPO Prospectus as follows:
    - State that no assurance can be given that your listing application will be approved, as you have on page 89.
    - State that your offering is contingent upon final approval of your NASDAQ listing and that the offering will terminate absent receipt of such approval, as you have on page 4.

    Please ensure your disclosure is consistent with your underwriting agreement.

2. According to your preliminary fee table and disclosure on pages 7 and 105, it appears that you will issue warrants to your underwriter, Maxim Group LLC, and warrants to your

financial advisor, A.G.P./Alliance Global Partners, and seek to register these warrants and common stock underlying these warrants as part of your initial public offering registration statement. If true, please revise your cover page and offering summary to clarify the issuance and registration of these warrants and underlying common stock or otherwise advise.

The price of our securities may be volatile and fluctuate substantially . . ., page 36

3.   We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. As such:
   • Please revise this risk factor or include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors specific to your offering that may add to this risk.
   • Clarify that any such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, which could make it difficult for prospective investors to assess the rapidly changing value of your stock.
   • Discuss the risks to investors when investing in securities where the price may change rapidly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 52

4.   We reference the disclosure on page 52 and F-21 that the valuation of the intellectual property related to Chromocell Holding's NaV1.7 program and its clinical-stage CC8464 lead compound was valued at $44,808,301 by an outside valuation firm based on the cost approach of valuation.   Please tell us the nature and extent of the specialist's involvement and whether you believe the specialist was acting as an expert as defined under Section11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

Unaudited Condensed Consolidated Financial Statements of Chromocell Therapeutics Corporation
Note 6. Intangible Assets, page F-21

5.   Please revise the disclosure to clearly explain your accounting for the intangible assets acquired through the contribution agreement in August 2022. Please address the following:

   • Disclose how you valued the intangible assets, including the specific assumptions that were used in the valuation;

- Discuss the basis for a valuation in excess of $44 million;
- Identify the accounting literature upon which you relied in determining your accounting for the acquisition of the intangible assets;
- Tell us whether the contribution agreement is between entities under common control and how that impacted your accounting. In that regard, please address how you considered that the contributed assets should not be recorded at their historical amounts on the Contribution Date;
- Explain the basis for the 12 year useful life of the intangible asset.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at 202-551-3664 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at 303-844-1008 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Danovitch, Esq.